Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR

The board of directors (the “Board”) of XPeng Inc. (the “Company”) is pleased to announce that Mr. Yudong Chen (“Mr. Chen”) has been appointed as an independent non-executive director of the Company with effect from January 1, 2026.

Mr. Chen, aged 64, has been serving as an independent director of Friend Co., Ltd. (福然德股份有限公司) (a company listed on the Shanghai Stock Exchange with stock code: 605050.SH) since April 2024 and served as a director of Weifu High-Technology Group Co., Ltd. (無錫威孚高科技集團股份有限公司) (a company listed on the Shenzhen Stock Exchange with stock code 000581.SZ) from March 2012 to May 2024. From May 2008 to December 2023, Mr. Chen successively served as the executive vice president and the president of Bosch (China) Investment Co., Ltd. (博世（中國）投資有限公司). Mr. Chen served as the vice president of gasoline engine system division of Bosch Group from February 2007 to May 2008. Mr. Chen served as the chief engineer of Greater China division, commercial director and general manager of the business unit of China division of Delphi Automotive Group from December 1998 to January 2006.

Mr. Chen obtained his bachelor’s degree in electric motor from Chongqing University in July 1982. He also studied at University of Michigan from August 1987 to June 1991 and obtained his master’s and doctor’s degree in machinery manufacturing. Mr. Chen also obtained a master’s degree in business administration from Michigan State University in May 1998. Mr. Chen was awarded, among others, the Outstanding Entrepreneur of Shanghai (上海市優秀企業家) and the Outstanding Figure Commemorating the 40th Anniversary of Reform and Opening Up in China’s Automotive Industry (中國汽車產業紀念改革開放 40 周年傑出人物).

Save as disclosed above, Mr. Chen has not held any other directorships in the last three years in public companies, the securities of which are listed on any securities market in Hong Kong or overseas, or any position with the Company or other members of the Group. As at the date of this announcement, Mr. Chen does not have any relationships with other directors, senior management, substantial shareholders (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”)), or controlling shareholders (as defined in the Listing Rules) of the Company.

As at the date of this announcement, Mr. Chen does not have any interests in nor is he deemed to be interested in any shares or underlying shares and debentures of the Company or its associated corporations pursuant to Part XV of the Securities and Futures Ordinance.

Mr. Chen has entered into a letter of appointment with the Company for a term of three years, subject to the retirement and rotation provisions as set out in the memorandum and articles of association of the Company. Pursuant to the letter of appointment, unless the Board (or the compensation committee of the Board, as applicable) otherwise determines, Mr. Chen is entitled to an annual director’s fee of US$80,000, which was determined with reference to his duties and experience.

Save as disclosed above, there is no other information which is discloseable pursuant to the requirements under Rule 13.51(2) of the Listing Rules, and there are no other matters relating to the appointment of Mr. Chen that need to be brought to the attention of the shareholders of the Company.

The nomination committee of the Board (the “Nomination Committee”) has reviewed the structure and composition of the Board, the confirmations and disclosures given by Mr. Chen and assessed the background, experience and expertise of Mr. Chen in accordance with the director nomination policy and board diversity policy of the Company (which takes into factors such as, among others, gender, age, cultural and educational background, professional qualifications, skills, knowledge, industry and regional experience and length of service into consideration). Mr. Chen has confirmed that (i) he satisfies the independence as regards each of the factors referred to in Rule 3.13(1) to (8) of the Listing Rules; (ii) he has no past or present financial or other interests in the business of the Company or its subsidiaries, nor is he connected with any core connected person (as defined in the Listing Rules) of the Company; and (iii) that there are no other factors that may affect his independence at the time of his appointment. The Nomination Committee and the Board have also conducted assessment on his independence and considered that Mr. Chen is independent in accordance with the independence guidelines set out in the Listing Rules. Having considered the relevant factors as aforementioned, the Nomination Committee is of the view that the appointment of Mr. Chen as an independent non-executive director of the Company will bring valuable business experience, knowledge and professionalism to the Board, thereby enhancing its efficient and effective functioning and promoting diversity. The Nomination Committee therefore recommended that Mr. Chen be nominated and appointed as an independent non-executive director of the Company.

The Board would like to express its warmest welcome to Mr. Chen in joining the Board.

By order of the Board
XPeng Inc. Xiaopeng He
Chairman

Hong Kong, Monday, November 17, 2025

As at the date of this announcement, the board of directors of the Company comprises Mr. Xiaopeng He as an executive Director, Mr. Ji-Xun Foo as a non-executive Director, and Mr. Donghao Yang, Ms. Fang Qu and Mr. HongJiang Zhang as independent non-executive Directors.

* For identification purpose only

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